Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-209682 and 333-209682-01

Pricing Supplement to the Prospectus and Prospectus Supplement, each dated April 15, 2016, the Underlying Supplement No. 1-I dated April 15, 2016 and the Product Supplement No. 4-I dated April 15, 2016

JPMorgan Chase Financial Company LLC

Medium-Term Notes, Series A
$34,265,000
Autocallable Buffered Equity Notes due 2020
(Linked to the S&P® Banks Select IndustryTM Index)

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

The notes do not bear interest. The notes will mature on the stated maturity date (February 19, 2020, subject to adjustment) unless they are automatically called on either of the call observation dates (March 13, 2018 and February 13, 2019, respectively, subject to adjustment). Your notes will be automatically called on a call observation date if the closing level of the S&P® Banks Select IndustryTM Index (which we refer to as the underlier) on that date is equal to or greater than the call level of 100.00% of the initial underlier level, resulting in a payment on the corresponding call payment date, for each $1,000 principal amount of note, equal to the principal amount of your notes plus the product of $1,000 times the applicable call premium amount. The call premium amount is 9.9667% with respect to the first call observation date and (ii) 18.4000% with respect to the second call observation date.

If your notes are not automatically called, the amount that you will be paid on your notes on the stated maturity date is based on the performance of the underlier as measured from and including the trade date (February 13, 2017) to and including the determination date (February 13, 2020, subject to adjustment). If the final underlier level on the determination date is greater than or equal to the initial underlier level, you will receive a cash payment equal to the principal amount plus the product of $1,000 times the maturity date premium amount of 27.6000% for each $1,000 principal amount note. If the final underlier level declines by up to 10.00% from the initial underlier level, you will receive the principal amount of your notes. If the final underlier level declines by more than 10.00% from the initial underlier level, the return on your notes will be negative. You could lose your entire investment in the notes. Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC (“JPMorgan Financial”), as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

The return on your notes is capped. The maximum payment you could receive is limited if your notes are called on either call observation date because of the applicable call premium amount. If the notes are not automatically called, your payment at maturity is limited to $1,276.00.

If your notes are not automatically called on either call observation date, to determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 principal amount note, you will receive an amount in cash equal to:

•            if the underlier return is positive or zero (the final underlier level is greater than or equal to the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the maturity date premium amount;

•            if the underlier return is negative but not below -10.00% (the final underlier level is less than the initial underlier level but not by more than 10.00%), $1,000; or

•            if the underlier return is negative and is below -10.00% (the final underlier level is less than the initial underlier level by more than 10.00%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) approximately 1.1111 times (c) the sum of the underlier return plus 10.00%. You will receive less than $1,000.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See “Risk Factors” on page PS-10 of the accompanying product supplement, “Risk Factors” on page US-2 of the accompanying underlying supplement and “Selected Risk Factors” on page PS-13 of this pricing supplement.

The foregoing is only a brief summary of the terms of your notes. You should read the additional disclosure provided herein so that you may better understand the terms and risks of your investment.

The estimated value of the notes, when the terms of the notes were set, was $962.70 per $1,000 principal amount note. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement for additional information about the estimated value of the notes and “Summary Information — Secondary Market Prices of the Notes” on page PS-8 of this pricing supplement for information about secondary market prices of the notes.

Original issue date (settlement date): February 21, 2017

Original issue price: 100.00% of the principal amount*

Underwriting commission/discount: 3.00% of the principal amount*

Net proceeds to the issuer: 97.00% of the principal amount

See “Summary Information — Supplemental Use of Proceeds” on page PS-8 of this pricing supplement for information about the components of the original issue price of the notes.

*J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of 3.00% of the principal amount it receives from us to an unaffiliated dealer. See “Plan of Distribution (Conflicts of Interest)” on page PS-88 of the accompanying product supplement. The original issue price is 97.00% of the principal amount for investors in certain fee-based advisory accounts; see “Summary Information — Key Terms — Supplemental Plan of Distribution” on page PS-6 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing Supplement dated February 13, 2017

The original issue price, fees and commissions and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with fees and commission and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the price you pay for your notes.

We may use this pricing supplement in the initial sale of the notes. In addition, JPMS or any other affiliate of ours may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless JPMS or its agents inform the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Product supplement no. 4-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012644/crt_dp64831-424b2.pdf
●	Underlying supplement no. 1-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012649/crt-dp64909_424b2.pdf
●	Prospectus supplement and prospectus, each dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Key Terms

Issuer: JPMorgan Chase Financial Company LLC

Guarantor: JPMorgan Chase & Co.

Underlier: the S&P® Banks Select IndustryTM Index (Bloomberg symbol, “SPSIBK Index”), as published by S&P Dow Jones Indices LLC (“S&P”). The accompanying product supplement refers to the underlier as the “Index.”

Principal amount: each note will have a principal amount of $1,000; $34,265,000 in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than principal amount: the amount we will pay you on a call payment date or at the stated maturity date, as applicable, for your notes will not be adjusted based on the price you pay for your notes, so if you acquire notes at a premium (or discount) to the principal amount and hold them to a call payment date or the stated maturity date, as applicable, it could affect your investment in a number of ways. The return on your investment in the notes will be lower (or higher) than it would have been had you purchased the notes at the principal amount. Also, the stated buffer level would not offer the same benefit to your investment as would be the case if you had purchased the notes at the principal amount. See “Selected Risk Factors — If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-16 of this pricing supplement.

Cash settlement amount (on a call payment date): if your notes are automatically called on a call observation date because the closing level of the underlier on that day is equal to or greater than the call level, for each $1,000 principal amount note, we will pay you on the applicable call payment date an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the call premium amount applicable to the corresponding call observation date.

Cash settlement amount (on the stated maturity date): if your notes are not automatically called, for each $1,000 principal amount note, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final underlier level is greater than or equal to the initial underlier level, (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the maturity date premium amount;
•	if the final underlier level is less than the initial underlier level but greater than or equal to the buffer level, $1,000; or
•	if the final underlier level is less than the buffer level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the buffer rate times (c) the sum of the underlier return plus the buffer amount. You will receive less than $1,000.

Initial underlier level (the closing level of the underlier on the trade date): 979.34. The accompanying product supplement refers to the initial underlier level as the “Initial Value.”

Final underlier level: the closing level of the underlier on the determination date. In certain circumstances, the closing level of the underlier will be based on the alternative calculation of the underlier described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” on page PS-45 of the accompanying product supplement or “The Underlyings — Indices — Discontinuation of an Index; Alteration of Method of Calculation” on page PS-70 of the accompanying product supplement. The accompanying product supplement refers to the final underlier level as the “Final Value.”

Call level: 100.00% of the initial underlier level, with respect to each call observation date

Underlier return: the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage

Call premium amount: 9.9667% with respect to the first call observation date and 18.4000% with respect to the second call observation date. Therefore, the maximum payment you could receive on a call payment date is $1,099.667 if your notes are called on the first call observation date and $1,184.000 if your notes are called on the second call observation date.

Maturity date premium amount: 27.6000%. Therefore, the maximum payment you could receive on the stated maturity date is $1,276.000.

Buffer level: 90.00% of the initial underlier level

Buffer amount: 10.00%

Buffer rate: the quotient of the initial underlier level divided by the buffer level, which equals approximately 1.1111

Trade date: February 13, 2017

Original issue date (settlement date): February 21, 2017

Call observation dates: March 13, 2018 and February 13, 2019, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other

Than a Commodity Index)” on page PS-45 of the accompanying product supplement. A call observation date is considered a determination date under the accompanying product supplement.

Call payment dates: March 16, 2018 and February 19, 2019, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-45 of the accompanying product supplement

Determination date: February 13, 2020, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” on page PS-45 of the accompanying product supplement

Stated maturity date: February 19, 2020, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-45 of the accompanying product supplement. The accompanying product supplement refers to the stated maturity date as the “maturity date.”

No interest: The offered notes do not bear interest.

No listing: The offered notes will not be listed on any securities exchange or interdealer quotation system.

Automatic redemption: As described under “Description of the Notes — Payment upon Early Redemption, Acceleration or Early Repurchase — Automatic Redemption” on page PS-5 of the accompanying product supplement and “— Cash settlement amount (on a call payment date)” above

Closing level: as described under “The Underlyings — Indices — Level of an Index” on page PS-66 of the accompanying product supplement

Business day: as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-45 of the accompanying product supplement

Trading day: as described under “General Terms of Notes — Postponement of a Determination Date — Additional Defined Terms” on page PS-49 of the accompanying product supplement

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page PS-44 of the accompanying product supplement, as supplemented by “ — Supplemental Use of Proceeds” below

Tax treatment: You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”). Additionally, the applicable regulations exclude from the scope of Section 871(m) instruments issued in 2017 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, our special tax counsel is of the opinion that Section 871(m) should not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note. However, under a recent IRS notice, this regime will not apply to payments of gross proceeds (other than any amount treated as interest) with respect to dispositions occurring before January 1, 2019. You should consult your tax adviser regarding the potential application of FATCA to the notes.

ERISA: as described under “Benefit Plan Investor Considerations” on page PS-100 of the accompanying product supplement.

Supplemental plan of distribution: as described under “Plan of Distribution (Conflicts of Interest)” on page PS-88 of the accompanying product supplement; we estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $10,000. We have agreed to sell to JPMS, and JPMS has agreed to purchase from us, the aggregate principal amount of the notes specified on the front cover of this pricing supplement. JPMS proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at that price less a concession of 3.00% of the principal amount. The original issue price for notes purchased by certain fee-based advisory accounts is 97.00% of the principal amount of the notes, which reduces the selling commissions specified on the cover of this pricing supplement with respect to those notes to 0.00%.

We will deliver the notes against payment therefor in New York, New York on February 21, 2017, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of interest: JPMS has a “conflict of interest” within the meaning of FINRA Rule 5121 in any offering of the notes in which it participates because JPMorgan Chase & Co. owns, directly or indirectly, all of the outstanding equity securities of JPMS, because JPMS and we are under common control by JPMorgan Chase & Co. and because the net proceeds received from the sale of the notes will be used, in part, by JPMS or its affiliates in connection with hedging our obligations under the notes. The offering of the notes will comply with the requirements of Rule 5121 of Financial Industry Regulatory Authority, Inc. (“FINRA”) regarding a FINRA member firm’s underwriting of securities of an affiliate. In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated agent of ours may make sales in the offering of the notes to any of its discretionary accounts without the specific written approval of the customer.

Calculation agent: JPMS

CUSIP no.: 46646QA47

ISIN no.: US46646QA473

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following terms used in the accompanying product supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

Product Supplement Term	Pricing Supplement Term
Index	underlier
Initial Value	initial underlier level
Final Value	final underlier level
pricing date	trade date
maturity date	stated maturity date
term sheet	preliminary pricing supplement

In addition, the following terms used in this pricing supplement are not defined in the accompanying product supplement: underlier return, call premium amount, maturity date premium amount, call observation date, cash settlement amount, call level, buffer level, buffer amount and buffer rate. Accordingly, please refer to “Key Terms” on page PS-3 of this pricing supplement for the definitions of these terms.

The Estimated Value of the Notes

The estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes, set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Factors — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” on page PS-15 of this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Factors — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” on page PS-14 of this pricing supplement.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and the unaffiliated dealer, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes, if any, may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Factors — The Estimated Value of the Notes Is Lower Than the Original Issue Price of the Notes” on page PS-14 of this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Factors — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-15 of this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over the period from the trade date through May 15, 2017. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Factors — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” on page PS-15 of this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Examples” on page PS-9 of this pricing supplement for an illustration of the risk-return profile of the notes and “The Underlier” on page PS-18 of this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and the unaffiliated dealer, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been executed and issued by JPMorgan Financial and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 24, 2016, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on February 24, 2016.

HYPOTHETICAL EXAMPLES

The following table and examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on a call observation date and on the determination date could have on whether the notes are automatically called on a call observation date or the cash settlement amount on the stated maturity date, as the case may be, assuming all other variables remain constant.

The examples below are based on a range of closing levels for the underlier that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the term of your notes, and no one can predict what the closing level of the underlier will be on a call observation date or on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the principal amount and held to a call payment date or the stated maturity date, as applicable. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the underlier and our and JPMorgan Chase & Co.’s creditworthiness. In addition, the estimated value of the notes is less than the original issue price. For more information on the estimated value of the notes, see “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Buffer level	90.00% of the initial underlier level
Buffer rate	approximately 1.1111
Buffer amount	10.00%
Call level on each call observation date	100.00% of the initial underlier level
Call premium amount	9.9667% for the first call observation date 18.4000% for the second call observation date
Maturity date premium amount	27.6000%

Neither a market disruption event nor a non-trading day occurs on an originally scheduled call observation date or the originally scheduled determination date

During the term of the notes, the underlier is not discontinued, the method of calculating the underlier does not change in any material respect and the underlier is not modified so that its level does not, in the opinion of the calculation agent, fairly represent the level of the underlier had those modifications not been made

Notes purchased on original issue date at the principal amount and held to a call payment date or the stated maturity date, as applicable

For these reasons, the actual performance of the underlier over the term of your notes, as well as whether the notes are automatically called on a call observation date and the amount payable on a call payment date or at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

If your notes are automatically called on the first call observation date (i.e., the closing level of the underlier on the first call observation date is greater than or equal to the call level), the cash settlement amount that we would deliver for each $1,000 principal amount note on the applicable call payment date would be the sum of $1,000 plus the product of $1,000 times the applicable call premium amount. If, for example, the closing level of the underlier on the first call observation date were determined to be 105.000% of the initial underlier level, your notes would be automatically called and the cash settlement amount that we would deliver on your notes on the corresponding call payment date would be 109.9667% of the principal amount or $1,099.667 for each $1,000 principal amount note.

If, for example, the notes are not automatically called on the first call observation date but are called on the second call observation date (i.e., the closing level of the underlier on the first call observation date is less than the call level and the closing level of the underlier on the second call observation date is greater than or equal to the call level), the cash settlement amount that we would deliver for each $1,000 principal amount note on the applicable call payment date would be the sum of $1,000 plus the product of $1,000 times the applicable call premium amount. If, for example, the closing level of the underlier on the second call observation date were determined to be 105.000% of the initial underlier level, your notes would be automatically called and the cash settlement amount that we would deliver on your notes on the corresponding call payment date would be 118.4000% of the principal amount or $1,184.000 for each $1,000 principal amount note.

If the notes are not automatically called on either call observation date (i.e., the closing level of the underlier on each call observation date is less than the call level), the cash settlement amount we would deliver for each $1,000 principal amount note on the stated maturity date will depend on the performance of the underlier on the determination date, as shown in the table below. The table below assumes that the notes have not been automatically called on either call observation date and reflects hypothetical cash settlement amounts that you could receive on the stated maturity date.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical payments at maturity, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the principal amount of a note (rounded to the nearest ten-thousandth of a percent). Thus, a hypothetical payment at maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered notes on the stated maturity date would equal 100.000% of the principal amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

The Notes Have Not Been Automatically Called
Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
150.000%	127.6000%
140.000%	127.6000%
130.000%	127.6000%
120.000%	127.6000%
110.000%	127.6000%
105.000%	127.6000%
102.500%	127.6000%
101.000%	127.6000%
100.000%	127.6000%
95.000%	100.0000%
90.000%	100.0000%
80.000%	88.8889%
75.000%	83.3333%
50.000%	55.5556%
25.000%	27.7778%
0.000%	0.0000%

If, for example, the notes have not been automatically called on either call observation date and the final underlier level were determined to be 25.000% of the initial underlier level, the payment that we would deliver on your notes at maturity would be approximately 27.7778% of the principal amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the principal amount and held them to the stated maturity date, you would lose approximately 72.2222% of your investment (if you purchased your notes at a premium to principal amount you would lose a correspondingly higher percentage of your investment). In addition, if the final underlier level were determined to be 150.000% of the initial underlier level, the payment that we would deliver on your notes at maturity would be 127.6000% of each $1,000 principal amount note, as shown in the table above. As a result, if you held your notes to the stated maturity date, the cash settlement amount would be capped and you would not benefit from any increase in the final underlier level above the initial underlier level.

The payments on a call payment date or at maturity shown above are entirely hypothetical; they are based on closing levels for the underlier that may not be achieved on a call observation date or the determination date, as applicable, and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payments at maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical payments on a call payment date or at maturity on notes held to the applicable call payment date or the stated maturity date, as applicable, in the examples above assume you purchased your notes at their principal amount and have not been adjusted to reflect the actual price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Selected Risk Factors — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-15 of this pricing supplement.

The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

We cannot predict the actual closing level of the underlier on a call observation date or the determination date or what the market value of your notes will be on any particular day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, on a call payment date or at maturity and the rate of return on the offered notes will depend on whether the notes are automatically called and the actual final underlier level as determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on a call payment date or on the stated maturity date may be very different from the information reflected in the examples above.

Selected Risk Factors

An investment in your notes is subject to the risks described below, as well as the risks described under the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks underlying the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

You May Lose Some or All of Your Investment in the Notes

The notes do not guarantee any return of principal. If your notes are not automatically called on either call observation date, the return on the notes at maturity is linked to the performance of the underlier and will depend on whether, and the extent to which, the underlier return is positive or negative. Your investment will be exposed to loss on a leveraged basis if the final underlier level is less than the initial underlier level by more than 10%. For every 1% that the final underlier level is less than the initial underlier level by more than 10%, you will lose an amount equal to approximately 1.1111% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity. Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Cash Settlement Amount You Will Receive on a Call Payment Date or on the Stated Maturity Date, as the Case May Be, Will Be Capped

The cash settlement amount you may receive on any call payment date or the stated maturity date is capped, regardless of any appreciation in the underlier, which may be significant.  Even if the closing level of the underlier on a call observation date or on the determination date exceeds the call level or if the final underlier level exceeds the initial underlier level, the return on your notes on the relevant call payment date or the stated maturity date, as applicable, will be limited to the applicable call premium amount or the maturity date premium amount, as applicable, and you will not benefit from the increase in the closing level of the underlier above the initial underlier level.  Accordingly, the amount payable on your notes may be significantly less than it would have been had you invested directly in the underlier.

Your Notes Are Subject to Automatic Call

We will automatically call all, but not part, of your notes on a call observation date, if the closing level of the underlier on that date is greater than or equal to the call level. Under these circumstances, we will pay you the applicable cash settlement amount on the applicable call payment date. Therefore, the term for your notes may be reduced to as short as approximately thirteen months after the original issue date. You may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to maturity.

The Notes Are Subject to the Credit Risks of JPMorgan Financial and JPMorgan Chase & Co.

The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

As a Finance Subsidiary, JPMorgan Financial Has No Independent Operations and Has Limited Assets

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

Potential Conflicts of Interest

We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes. Also, the distributor from which you purchase the notes may conduct hedging activities for us in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests, the economic interests of any distributor performing such duties and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, and the business activities of any distributor from which you purchase the notes, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. If the distributor from which you purchase notes is to conduct hedging activities for us in connection with the notes, that distributor may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” on page PS-16 of the accompanying product supplement for additional information about these risks.

In addition, JPMorgan Chase & Co. is currently one of the companies that make up the underlier. JPMorgan Chase & Co. will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the underlier and the notes.

The Estimated Value of the Notes Is Lower Than the Original Issue Price of the Notes

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement.

The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates

The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement.

The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate

The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement.

The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Summary Information — Secondary Market Prices of the Notes” on page PS-8 of this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

Secondary Market Prices of the Notes Will Likely Be Lower Than the Original Issue Price of the Notes

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” on page PS-17 of this pricing supplement.

Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the underlier, including:

•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the actual and expected volatility of the underlier;
•	the time to maturity of the notes;
•	the dividend rates on the underlier stocks;
•	interest and yield rates in the market generally; and

•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate principal amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The amount you will be paid for your notes on a call payment date or the stated maturity date will not be adjusted based on the price you pay for the notes. If you purchase notes at a price that differs from the principal amount of the notes, then the return on your investment in the notes held to a call payment date or the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at the principal amount. If you purchase your notes at a premium to the principal amount and hold them to a call payment date or the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the principal amount or a discount to the principal amount. In addition, the impact of the buffer level on the return on your investment will depend upon the price you pay for your notes relative to the principal amount. For example, if you purchase your notes at a premium to the principal amount and the notes have not been automatically called, the buffer level, while still providing an increase in the return on the notes if the final underlier level is greater than or equal to the buffer level, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at the principal amount or a discount to the principal amount.

No Interest or Dividend Payments or Voting Rights

As a holder of the notes, you will not receive interest payments. As a result, even if the amount payable for your notes on a call payment date or the stated maturity date exceeds the principal amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-index-linked debt security of comparable maturity that bears interest at a prevailing market rate. In addition, as a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the underlier stocks would have.

The Performance of the Underlier Is Likely To Differ from the Performance of the S&P Total Market Index

Although the underlier consists of companies drawn from the universe of companies included in the S&P Total Market Index, the companies composing the underlier represent only certain sub-indices as further described below. As a result, the performance of the underlier is likely to differ from the performance of the S&P Total Market Index because the composition and weighting of the underlier differs markedly from the composition and weighting of the S&P Total Market Index. As a result, the return on the notes will not be the same as a debt security with a payment at maturity based on the performance of the S&P Total Market Index.

The Notes Are Subject to Risks Associated with the Banking Industry

All or substantially all of the underlier stocks included in the underlier are issued by companies whose primary line of business is directly associated with the banking industry.  As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers.  The performance of bank stocks may be affected by extensive governmental regulation, which may limit both the amounts and types of loans and other financial commitments they can make, the interest rates and fees they can charge and the amount of capital they must maintain.  Profitability is largely dependent on the availability and cost of capital funds and can fluctuate significantly when interest rates change.  Credit losses resulting from financial difficulties of borrowers can negatively impact the banking companies.  Banks may also be subject to severe price competition.  Competition among banking companies is high and failure to maintain or increase market share may result in lost market share.  These factors could affect the banking industry and could affect the value of the underlier stocks and the level of the underlier during the term of the notes, which may adversely affect the value of your notes.

Lack of Liquidity

The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

The Tax Consequences of an Investment in the Notes Are Uncertain

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the IRS. The IRS might not accept, and a court might not uphold, the treatment of the notes described in “Key Terms — Tax treatment” in this pricing supplement and in “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement. If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of any income or loss on the notes could differ materially and adversely from our description herein. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

THE Underlier

The S&P® Banks Select IndustryTM Index is a modified equal-weighted index that is designed to measure the performance of the following GICS® sub-industries: asset management and custody banks, diversified banks, regional banks, other diversified financial services and thrifts and mortgage finance.  The S&P® Banks Select Industry Index launched on September 9, 2011.  For additional information about the S&P® Banks Select Industry Index, see the information set forth under “The S&P Select Industry Indices” in the accompanying underlying supplement, as supplemented by the next paragraph.

To be eligible for inclusion in the S&P® Banks Select IndustryTM Index, companies must be in the S&P Total Market Index (the “S&P TMI Index”), must be included in the relevant GICS® sub-industry and must have float-adjusted market capitalization above U.S. $2 billion and float-adjusted liquidity ratio ( “FALR”) above 100%.  Some companies have more than one share class line in the S&P TM Index.  In the S&P® Banks Select IndustryTM Index, each company is represented once by the primary listing.  In the event that a company issues a secondary share class to index share class holders by means of a mandatory distribution, the newly issued share class will be added to the S&P® Banks Select IndustryTM Index on the distribution ex-date, provided that the distributed class is not considered to be de minimis.  Both share classes will remain in the S&P® Banks Select IndustryTM Index until next rebalancing, at which time only the primary share class will be considered for continued inclusion.  Existing index constituents are removed at the quarterly rebalancing effective date if either their float-adjusted market capitalization falls below U.S. $1 billion or their FALR falls below 50%.

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in a return of any of your initial investment on a call payment date or the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets, and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the term of the offered notes, as well as the amount payable on a call payment date or at maturity, may bear little relation to the historical levels shown below.

The graph below shows the closing levels of the underlier on each day from January 3, 2012 through February 13, 2017. The closing level of the underlier on February 13, 2017 was 979.34. We obtained the closing levels listed in the graph above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

We and JPMorgan Chase & Co. have not authorized anyone to provide any information other than that contained or incorporated by reference in this pricing supplement, the accompanying underlying supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus with respect to the notes offered by this pricing supplement and with respect to JPMorgan Financial or JPMorgan Chase & Co. We and JPMorgan Chase & Co. take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, together with the accompanying underlying supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in this pricing supplement, the accompanying underlying supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus may be accurate only as of the dates of each of these documents, respectively. This pricing supplement, the accompanying underlying supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

TABLE OF CONTENTS
Pricing Supplement

Page

Summary Information	PS-3
Hypothetical Examples	PS-9
Selected Risk Factors	PS-13
The Underlier	PS-18

Product Supplement No. 4-I dated April 15, 2016

Description of Notes	PS-1
Estimated Value and Secondary Market Prices of the Notes	PS-8
Risk Factors	PS-10
Use of Proceeds and Hedging	PS-44
General Terms of Notes	PS-45
The Underlyings	PS-54
Material U.S. Federal Income Tax Consequences	PS-78
Plan of Distribution (Conflicts of Interest)	PS-88
Notice to Investors	PS-90
Benefit Plan Investor Considerations	PS-100

Underlying Supplement No. 1-I dated April 15, 2016

Supplemental Terms of Notes	US-1
Risk Factors	US-2
Equity Index Descriptions	US-21
The Dow Jones Industrial AverageTM	US-21
The EURO STOXX 50® Index	US-23
The EURO STOXX® Banks Index	US-27
The FTSE® 100 Index	US-31
The JPX-Nikkei Index 400	US-33
The MSCI Indices	US-36
The MSCI 25/50 Indices	US-48
The NASDAQ-100 Index®	US-53
The Nikkei 225 Index	US-58
The Russell Indices	US-62
The S&P/ASX 200 Index	US-73
The S&P Select Industry Indices	US-78
The S&P Select Sector Indices	US-85
The S&P U.S. Indices	US-89
The Swiss Market Index	US-95
The TOPIX® Index	US-97
Commodity Index Descriptions	US-100
The Bloomberg Commodity Indices	US-100
The S&P GSCI® Indices	US-111
Fund Descriptions	US-120
The iShares® 20+ Year Treasury Bond ETF	US-120
The iShares® ETFs	US-124
The Market Vectors Gold Miners ETF	US-128
The Select Sector SPDR® Funds	US-132
The SPDR® EURO STOXX 50® ETF	US-134
The SPDR® Gold Trust	US-135
The SPDR® S&P 500® ETF Trust	US-136
The SPDR® S&P® Industry ETFs	US-137
The United States Oil Fund, LP	US-139
The Vanguard FTSE Emerging Markets ETF	US-140
The Vanguard Total Stock Market ETF	US-151
The WisdomTree Japan Hedged Equity Fund	US-157

Prospectus Supplement dated April 15, 2016

About This Prospectus Supplement	S-1
Foreign Currency Risks	S-2
Description of Notes of JPMorgan Chase & Co.	S-4
Description of Warrants of JPMorgan Chase & Co.	S-10

Description of Units of JPMorgan Chase & Co.	S-13
Description of Notes of JPMorgan Chase Financial Company LLC	S-16
Description of Warrants of JPMorgan Chase Financial Company LLC	S-22
United States Federal Taxation	S-27
Plan of Distribution (Conflicts of Interest)	S-28

Prospectus dated April 15, 2016

Where You Can Find More Information	1
JPMorgan Chase & Co.	2
JPMorgan Chase Financial Company LLC.	2
Consolidated Ratios of Earnings to Fixed Charges	3
Use of Proceeds	3
Important Factors That May Affect Future Results	4
Description of Debt Securities of JPMorgan Chase & Co.	6
Description of Warrants of JPMorgan Chase & Co.	12
Description of Units of JPMorgan Chase & Co.	15
Description of Purchase Contracts of JPMorgan Chase & Co.	17
Description of Debt Securities of JPMorgan Chase Financial Company LLC	19
Description of Warrants of JPMorgan Chase Financial Company LLC	27
Forms of Securities	33
Plan of Distribution (Conflicts of Interest)	37
Independent Registered Public Accounting Firm	40
Legal Matters	40
Benefit Plan Investor Considerations	40

$34,265,000

JPMorgan Chase Financial Company LLC

Autocallable Buffered Equity Notes due 2020
(Linked to the S&P® Banks Select IndustryTM Index)

Medium-Term Notes, Series A
Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.